[AmTrust Financial Services, Inc. Letterhead]

October 5, 2010

Via EDGAR and Facsimile (202) 772-9198
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	AmTrust Financial Services, Inc.
Form 10-K for the Period Ended December 31, 2009
Filed March 16, 2010
Schedule 14A filed April 1, 2010
File No. 001-33143

Dear Mr. Riedler:

Thank you for your letter dated September 24, 2010 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding AmTrust Financial Services, Inc.’s proxy statement on Schedule 14A.

We have carefully considered the Staff’s comments and, concurrently herewith, have filed an Amendment No. 1 to our Form 10-K for the year ended December 31, 2009 to include the revised disclosure contained in our June 8, 2010 and August 18, 2010 responses under “Item 11. Executive Compensation.”

In connection with our response to your Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

Jeffrey P. Riedler
Division of Corporation Finance
October 5, 2010

We trust that you will find the Form 10-K/A filing to be responsive to the Staff’s comments.  Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.
Ronald E. Pipoly, Jr.
Chief Financial Officer

cc:	Rose Zukin, Securities and Exchange Commission
Imran Makda, BDO USA, LLP
Thomas A. Aldrich, Thompson Hine LLP